UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 1, 2018

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Adress of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2018 to 30 September 2018

1 November 2018

Novo Nordisk's operating profit decreased by 6% in Danish kroner and increased by 2% in local currencies in the first nine months of 2018
Adjusting for severance costs related to lay-offs in the third quarter of 2018, operating profit increased by 4% in local currencies.

Sales decreased by 2% in Danish kroner and increased by 4% in local currencies to DKK 82.1 billion.

•	Sales of Victoza® increased by 6% to DKK 17.8 billion (12% in local currencies).

•	Sales of Ozempic® were DKK 804 million and the total GLP-1 franchise increased 10% (18% in local currencies).

•	Sales of Saxenda® increased by 42% to DKK 2.6 billion (53% in local currencies).

•	Sales of Tresiba® increased by 8% to DKK 5.9 billion (15% in local currencies).

•	Sales in International Operations increased by 2% (8% in local currencies).

•	Sales in North America Operations decreased by 6% (increased 1% in local currencies).

•
Sales within diabetes care and obesity decreased by 1% to DKK 69.0 billion (increased by 5% in local currencies). Sales within biopharmaceuticals decreased by 6% to DKK 13.1 billion (1% in local currencies).

Operating profit decreased by 6% in Danish kroner and increased by 2% in local currencies to DKK 36.5 billion, impacted by the significant depreciation of the US dollar and related currencies versus the Danish krone in first half of 2018 compared with the same period in 2017. Adjusting for severance costs related to lay-offs in the third quarter of 2018, operating profit increased by 4% in local currencies.

Net profit increased by 1% to DKK 30.1 billion. Diluted earnings per share increased by 3% to DKK 12.40.

In February 2018, Novo Nordisk launched Ozempic® in the USA, a new once-weekly GLP-1, and the weekly new-to-brand prescription market share for Ozempic® has now reached 19% strengthening the total Novo Nordisk GLP-1 market share. Ozempic® has now been launched in seven countries in Europe and in North America.

Since August 2018, Novo Nordisk has announced phase 3a results from additional three of the 10 clinical trials in the PIONEER programme for oral semaglutide, a new once-daily GLP-1 tablet for people with type 2 diabetes. The trials confirmed statistically significant reductions in both HbA1c and weight for oral semaglutide compared to placebo in people with renal impairment, add-on treatment to insulin and dulaglutide in Japanese people.

Novo Nordisk has communicated plans to restructure the R&D organisation to accelerate the expansion and diversification of its pipeline and to enable increased investment in transformational biological and technological innovation. A number of additional restructuring initiatives across functions and geographies have been initiated to support the commercial activities for the portfolio of innovative products. As a consequence, the total workforce is expected to be reduced by approximately 1,300 employees before the end of 2018 and the majority of these reductions have been implemented as of 1 November 2018.

For 2018, sales growth is now expected to be 4-5% and operating profit growth is still expected to be 2-5%, both measured in local currencies. Sales growth reported in Danish kroner is now expected to be 4 percentage points lower than in local currencies while operating profit growth is still expected to be 7 percentage points lower than in local currencies.

Based on the increased expectations for cash flow generation in 2018, the Board of Directors has approved an expansion of the 2018 share repurchase programme with DKK 1.0 billion to DKK 15 billion.

Lars Fruergaard Jørgensen, president and CEO: “We are off to a very good start with Ozempic® which is strengthening our leadership position in the expanding GLP-1 market. Our other key innovative products Victoza®, Saxenda®, Tresiba® and Xultophy® continue the solid contribution to sales growth in the first nine months of 2018. With our ambition to bring innovative treatments to patients, we have made some important changes aimed at boosting our R&D innovation as well as redirecting resources in other parts of the organisation to focus on our future growth drivers.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 2 of 31

About Novo Nordisk
Novo Nordisk is a global healthcare company with 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 43,200 people in 79 countries, and markets its products in more than 170 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Conference call details
On 1 November 2018 at 13.00 CET, corresponding to 8.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the conference call will be available approximately one hour before on the same page.

Webcast details
On 2 November 2018 at 13.30 CET, corresponding to 8.30 am EDT, management will give a presentation to institutional investors and sell-side analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the webcast will be made available on the same page.

Financial calendar

1 February 2019	Financial statement for 2018
21 March 2019	Annual General Meeting
03 May 2019	Financial statement for the first three months of 2019
09 August 2019	Financial statement for the first six months of 2019
01 November 2019	Financial statement for the first nine months of 2019

Contacts for further information

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (USA)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Kristoffer Due Berg	+45 3079 2849	krdb@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 3 of 31

LIST OF CONTENTS

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information
Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 4 of 31

FINANCIAL PERFORMANCE
CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST NINE MONTHS OF 2018
These unaudited consolidated financial statements for the first nine months of 2018 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2017 of Novo Nordisk, except for the adoption of new, amended or revised standards and interpretations (‘IFRSs’) as published by the IASB that are endorsed by the EU and effective as of 1 January 2018. This includes IFRS 9 'Financial Instruments' applied prospectively and IFRS 15 'Revenue from Contracts with Customers' applied on a modified retrospective basis, see appendix 8. Furthermore, the financial report including the consolidated financial statements for the first nine months of 2018 and Management’s review have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

Amounts are in DKK million, except for number of shares, earnings per share and full-time equivalent employees.

PROFIT AND LOSS	9M 2018	9M 2017	% change 9M 2017 to 9M 2018
DKK million

Net sales	82,099	83,704	(2%)

Gross profit	69,135	70,772	(2%)
Gross margin	84.2%	84.6%

Sales and distribution costs	20,669	20,045	3%
Percentage of sales	25.2%	23.9%

Research and development costs	10,261	10,031	2%
Percentage of sales	12.5%	12.0%

Administrative costs	2,647	2,666	(1%)
Percentage of sales	3.2%	3.2%

Other operating income, net	907	890	2%

Operating profit	36,465	38,920	(6%)
Operating margin	44.4%	46.5%

Financial items (net)	780	(811)	N/A

Profit before income taxes	37,245	38,109	(2%)

Income taxes	7,114	8,232	(14%)
Effective tax rate	19.1%	21.6%

Net profit	30,131	29,877	1%
Net profit margin	36.7%	35.7%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	2,283	2,277	0%
Capital expenditure (tangible assets)	6,213	5,636	10%

Net cash generated from operating activities	37,204	35,136	6%
Free cash flow	29,223	29,722	(2%)

Total assets	101,895	97,891	4%
Equity	47,512	46,946	1%
Equity ratio	46.6%	48.0%

Average number of diluted shares outstanding (million)	2,430.8	2,484.5	(2%)
Diluted earnings per share / ADR (in DKK)	12.40	12.03	3%

Full-time equivalent employees end of period	43,161	41,656	4%

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information
Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 5 of 31

SALES DEVELOPMENT
Sales decreased by 2% measured in Danish kroner and increased by 4% in local currencies in the first nine months of 2018, reflecting a significant impact from the depreciation of the US dollar and related currencies versus the Danish krone. Sales growth in local currencies was realised within diabetes care and obesity with the majority of growth originating from the GLP-1 products Victoza®, Ozempic® and Saxenda® as well as long-acting insulin Tresiba® and Xultophy® partly offset by declining sales of Levemir® and NovoRapid®. Declining sales within biopharmaceuticals were driven by NovoSeven® and 'Other biopharmaceuticals' partly offset by increased sales of NovoEight® and Norditropin®.

Sales split per therapy	Sales 9M 2018 DKK million	Sales 9M 2017 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies
The diabetes care and obesity segment

Long-acting insulin	15,388	16,680	(8%)	(2%)	(7%)
- Tresiba®	5,863	5,447	8%	15%	23%
- Xultophy®	1,162	461	152%	161%	21%
- Levemir®	8,363	10,772	(22%)	(17%)	(51%)

Premix insulin	7,756	8,127	(5%)	1%	3%
- Ryzodeg®	515	327	57%	69%	6%
- NovoMix®	7,241	7,800	(7%)	(1%)	(3%)

Fast-acting insulin	14,323	15,506	(8%)	(2%)	(7%)
- Fiasp®	384	49	-	-	10%
- NovoRapid®	13,939	15,457	(10%)	(4%)	(17%)

Human insulin	7,087	7,400	(4%)	1%	2%

Total insulin	44,554	47,713	(7%)	(1%)	(9%)

Total GLP-1	18,637	16,868	10%	18%	84%
- Victoza®	17,833	16,868	6%	12%	60%
- Ozempic®	804	-	-	-	24%

Other diabetes care1)	3,176	3,288	(3%)	2%	1%

Total diabetes care	66,367	67,869	(2%)	4%	76%

Obesity (Saxenda®)	2,640	1,865	42%	53%	28%

Diabetes care and obesity total	69,007	69,734	(1%)	5%	104%

The biopharmaceuticals segment
Haemophilia2)	7,098	7,719	(8%)	(3%)	(6%)
- NovoSeven®	5,925	6,775	(13%)	(7%)	(14%)
- NovoEight®	958	829	16%	19%	5%
Growth disorders (Norditropin®)	4,872	4,946	(1%)	5%	6%
Other biopharmaceuticals3)	1,122	1,305	(14%)	(10%)	(4%)
Biopharmaceuticals total	13,092	13,970	(6%)	(1%)	(4%)

Total sales	82,099	83,704	(2%)	4%	100%

1) Primarily oral antidiabetic products, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, NovoThirteen® and Refixia®.
3) Primarily Vagifem® and Activelle®.

International Operations was the main driver of sales growth and sales increased by 2% in Danish kroner and by 8% in local currencies. Sales in North America Operations decreased by 6% in Danish kroner and increased by 1% in local currencies.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information
Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 6 of 31

Sales split per region	Sales 9M 2018 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies

North America Operations	41,058	(6%)	1%	13%
- USA	39,306	(6%)	1%	6%
International Operations	41,041	2%	8%	87%
- Region Europe	16,085	2%	2%	11%
- Region AAMEO	9,160	2%	14%	36%
- Region China	8,573	5%	8%	17%
- Region Japan & Korea	4,187	(7%)	(3%)	(3%)
- Region Latin America	3,036	12%	35%	26%

Total sales	82,099	(2%)	4%	100%

Please refer to appendix 6 for further details on sales in the first nine months of 2018.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from August 2018 and August 2017 provided by the independent data provider IQVIA.

DIABETES CARE AND OBESITY, SALES DEVELOPMENT
Sales of diabetes care and obesity products decreased by 1% measured in Danish kroner and increased by 5% in local currencies to DKK 69,007 million. Novo Nordisk is the world leader in diabetes care with a global value market share of 28%.

Insulin
Sales of insulin decreased by 7% to DKK 44,554 million measured in Danish kroner and by 1% in local currencies. Measured in local currencies, lower sales were driven by North America Operations, offset by sales growth in International Operations, where all five regions apart from Region Japan & Korea contributed to growth. Novo Nordisk is the global leader with 46% of the total insulin market and 45% of the market for modern insulin and new-generation insulin, both measured in volume.

Sales of long-acting insulin (Tresiba®, Xultophy® and Levemir®) decreased by 8% measured in Danish kroner and 2% in local currencies to DKK 15,388 million.

Sales of Tresiba® (insulin degludec), the once-daily new-generation insulin, reached DKK 5,863 million compared with DKK 5,447 million in 2017. Tresiba® has now been launched in 75 countries.

Sales of Xultophy®, a once-daily combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), reached DKK 1,162 million compared with DKK 461 million in 2017. Sales growth was driven by both International Operations, where predominantly Region Europe contributed to growth, and North America Operations. Xultophy® has now been launched in 24 countries.

Sales of premix insulin (Ryzodeg® and NovoMix®) decreased by 5% measured in Danish kroner and increased by 1% in local currencies to DKK 7,756 million.

Sales of Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, reached DKK 515 million compared with DKK 327 million in 2017. Ryzodeg® has now been marketed in 25 countries.

Sales of fast-acting insulin (Fiasp® and NovoRapid®) decreased by 8% to DKK 14,323 million measured in Danish kroner and by 2% in local currencies.

Sales of Fiasp®, the novel mealtime fast-acting insulin aspart, reached DKK 384 million. Fiasp® has now been launched in 24 countries.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information
Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 7 of 31

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of the total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market*

	August	August	August	August
	2018	2017	2018	2017

Global	46.2%	45.9%	45.1%	44.7%
North America Operations	39.8%	38.3%	40.8%	39.0%
- USA	40.1%	38.4%	41.5%	39.5%
International Operations	48.9%	49.2%	47.4%	47.8%
- Region Europe	43.6%	44.4%	43.4%	44.0%
- Region AAMEO**	56.2%	56.2%	50.7%	51.0%
- Region China***	51.3%	53.2%	60.2%	61.1%
- Region Japan & Korea	50.2%	49.4%	50.2%	48.9%
- Region Latin America****	44.7%	42.1%	37.9%	39.6%

Source: IQVIA, August 2018 data. * Modern insulin and new-generation insulin comprises the following Novo Nordisk products: Levemir®, NovoMix®, NovoRapid®, Tresiba®, Xultophy®, Ryzodeg® and Fiasp® ** Data available for 11 private markets representing approximately 70% of total Novo Nordisk’s diabetes care sales in the region. *** Data for mainland China, excluding Hong Kong and Taiwan. **** Data available for three private markets representing approximately 70% of total Novo Nordisk’s diabetes care sales in the region.

North America Operations
Sales of insulin in North America Operations decreased by 14% in Danish kroner and by 8% in local currencies. The decline in sales in the USA in the basal insulin segment was mainly driven by lower realised prices partly offset by higher sales of Xultophy® 100/3.6 and Tresiba® following a net market share gain of approximately 5 percentage points in the basal insulin segment and underlying volume growth. The sales decline in the USA in the short-acting insulin segment was driven by lower realised prices mainly due to phasing of rebates in 2017 for NovoLog® as well as inventory fluctuations across the supply chain.

International Operations
Sales of insulin in International Operations remained unchanged in Danish kroner and increased by 6% in local currencies. Sales growth measured in local currencies was driven by long-acting, premix and fast-acting insulin, partly offset by declining human insulin sales.

Region Europe
Sales of insulin in Region Europe increased by 1% in both Danish kroner and local currencies. Sales were driven by the penetration of Xultophy®, Tresiba® and Fiasp® across the region, partly offset by contracting Levemir® sales reflecting the continued roll-out of Tresiba®, as well as declining NovoMix® and human insulin sales.

Region AAMEO
Sales of insulin in Region AAMEO increased by 2% in Danish kroner and by 14% in local currencies. The sales growth measured in local currencies was driven by growth of the overall diabetes care market and positive contribution from all three insulin segments: long-acting, premix and fast-acting as well as human insulin.

Region China
Sales of insulin in Region China increased by 3% in Danish kroner and by 6% in local currencies. The sales growth measured in local currencies was driven by continued growth in the three insulin segments: long-acting, premix and fast-acting, reflecting solid underlying volume growth, partly offset by lower human insulin sales.

Region Japan & Korea
Sales of insulin in Region Japan & Korea decreased by 9% in Danish kroner and by 5% in local currencies. The decline in sales was driven by NovoMix® and NovoRapid®, as both products reached the 15-year price protection limit 1 April 2018 leading to significant mandatory price reductions, as well as lower human insulin sales, partly offset by positive contribution from market share gains for Ryzodeg® and Tresiba® in Japan.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information
Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 8 of 31

Region Latin America
Sales of insulin in Region Latin America decreased by 5% in Danish kroner and increased by 18% in local currencies. The sales growth measured in local currencies was driven by growth of the overall diabetes care market, inflationary price effects and positive volume contribution from all three insulin segments: long-acting, premix and fast-acting as well as human insulin.

GLP-1 therapy for type 2 diabetes
Sales of GLP-1 products for type 2 diabetes (Victoza® and Ozempic®) increased by 10% in Danish kroner and by 18% in local currencies to DKK 18,637 million. Ozempic® has now been marketed in seven countries in North America Operations and Region Europe and initial feedback is encouraging. Sales growth is predominantly driven by North America Operations comprising 78% share of the GLP-1 growth. The GLP-1 segment’s value share of the total diabetes care market has increased to 13.7% compared with 11.3% 12 months ago. Novo Nordisk continues to be the market leader in the GLP-1 segment with a 47% value market share.

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Novo Nordisk's share of the diabetes care GLP-1 market*

	August	August	August	August
	2018	2017	2018	2017

Global	13.7%	11.3%	47%	51%
North America Operations	16.2%	13.3%	45%	50%
- USA	16.4%	13.5%	45%	50%
International Operations	7.4%	6.3%	53%	58%
- Region Europe	11.5%	10.2%	55%	60%
- Region AAMEO**	3.0%	2.6%	44%	49%
- Region China***	1.2%	0.9%	82%	65%
- Region Japan & Korea	5.6%	4.3%	34%	44%
- Region Latin America****	6.0%	5.1%	69%	79%

Source: IQVIA, August 2018 data MAT. * Novo Nordisk's GLP-1 diabetes products comprise Victoza® and Ozempic® ** Data for 11 selected private markets representing approximately 70% of Novo Nordisk’s total diabetes care sales in the region. *** Data for mainland China, excluding Hong Kong and Taiwan. **** Data for three selected private markets representing approximately 70% of Novo Nordisk’s total diabetes care sales in the region.

North America Operations
Sales of Novo Nordisk's GLP-1 diabetes products (Victoza® and Ozempic®) in North America Operations increased by 10% in Danish kroner and increased by 18% in local currencies. Sales growth is driven by an underlying prescription volume growth of the GLP-1 class of more than 25%, and Novo Nordisk is the market leader with a 45% value market share. The value share of the GLP-1 class of the total North American diabetes care market has increased to 16.2%.

In February 2018, Novo Nordisk launched Ozempic® in the USA, a new once-weekly GLP-1. The feedback from prescribers and payers is positive and broad formulary coverage for Ozempic® has now been obtained. The weekly new-to-brand prescription market share for Ozempic® has now reached 19% strengthening the total Novo Nordisk market share. Sales of Victoza® increased by 4% in Danish kroner and by 12% in local currencies. Sales growth of Victoza® is driven by the positive impact from the updated label for Victoza® reflecting cardiovascular benefits and the overall growth of the GLP-1 class, partly offset by the continued competition from a once-weekly product and the impact from the launch of Ozempic®.

International Operations
Sales of Victoza® in International Operations increased by 11% in Danish kroner and by 15% in local currencies. Sales growth is driven by all regions. The value share of the GLP-1 class of the total International Operations diabetes care market has increased to 7.4% from 6.3% in 2017. Novo Nordisk is the market leader with a 53% value market share.

Region Europe
Sales in Region Europe increased by 10% in both Danish kroner and in local currencies. The sales development reflects positive impact from the expanded CV label for Victoza®, partly offset by competition from a once-weekly

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information
Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 9 of 31

product. In Region Europe, the value share of the GLP-1 class of the total diabetes care market has increased to 11.5%. Novo Nordisk remains the market leader in Region Europe with a 55% value market share.

Region AAMEO
Sales in Region AAMEO decreased by 1% in Danish kroner and increased by 9% in local currencies. Sales growth measured in local currencies is primarily driven by a number of countries in the Middle East. The value share of the GLP-1 class of the total diabetes care market increased to 3.0%. Novo Nordisk remains the GLP-1 market leader across Region AAMEO with a value market share of 44%.

Region China
Sales in Region China increased by 83% in Danish kroner and by 89% in local currencies. The increase in sales reflects the inclusion of Victoza® in the Chinese National Reimbursement Drug List in July 2017. In China, Victoza® has increased its GLP-1 value market share to 82% and accelerated the growth of the GLP-1 class, which now represents 1.2% of the total diabetes care market measured in value.

Region Japan & Korea
Sales in Region Japan & Korea increased by 2% in Danish kroner and by 7% in local currencies. The sales growth measured in local currencies reflects the continued expansion of the GLP-1 market in Japan, partly offset by intensified competition from a once-weekly product. In Region Japan & Korea, the GLP-1 class represents 5.6% of the total diabetes care market value compared with 4.3% in 2017. Novo Nordisk currently holds a value market share of 34%.

Region Latin America
Sales in Region Latin America increased by 9% in Danish kroner and by 29% in local currencies. The sales growth reflects the continued expansion of the GLP-1 markets across the region. In Region Latin America, the GLP-1 class represents 6.0% of the total diabetes care market value compared with 5.1% in 2017. Novo Nordisk remains the leader in the class with a value market share of 69%.

Other diabetes care
Sales of other diabetes care products, predominantly consisting of oral antidiabetic products, needles and GlucaGen®HypoKit®, decreased by 3% to DKK 3,176 million and increased by 2% in local currencies. Increasing sales measured in local currencies were seen in International Operations, where Region Latin America and Region China contributed to sales growth.

Saxenda® (obesity)
Sales of Saxenda®, liraglutide 3 mg for weight management, increased by 42% in Danish kroner and by 53% in local currencies to DKK 2,640 million. Sales growth was driven by both North America Operations and International Operations, where Region AAMEO, Region Latin America, Region Europe and Region Japan & Korea contributed to growth. In the USA, Saxenda® has obtained broad commercial formulary market access, but generally with prior authorisation requirements. Saxenda® has now been launched in 37 countries.

BIOPHARMACEUTICALS, SALES DEVELOPMENT
Sales of biopharmaceutical products decreased by 6% measured in Danish kroner and by 1% in local currencies to DKK 13,092 million. Decreasing sales were realised in North America Operations, partly offset by increased sales in International Operations.

Haemophilia
Sales of haemophilia products decreased by 8% measured in Danish kroner and by 3% in local currencies to DKK 7,098 million. The sales decrease was primarily driven by lower NovoSeven® sales in the USA and Region Europe reflecting increased competition from a recently introduced product as well as increased clinical trial activity from competing products, partly offset by increased NovoSeven® sales in Region Latin America due to timing of tender deliveries. Furthermore, sales of NovoEight® in Region Europe and Region AAMEO contributed positively to the sales development as well as Refixia®, the long-acting factor IX product for people with haemophilia B, which now has been launched in seven countries.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information
Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 10 of 31

Growth disorders (Norditropin®)
Sales of growth disorder products decreased by 1% to DKK 4,872 million measured in Danish kroner and increased by 5% in local currencies. The sales development measured in local currencies was driven by positive contribution from North America Operations. Sales measured in local currencies in International Operations remained unchanged. Novo Nordisk is the leading company in the global human growth disorder market with a 26% market share measured in volume.

Other biopharmaceuticals
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, decreased by 14% measured in Danish kroner and by 10% in local currencies to DKK 1,122 million, primarily reflecting an effect from the launch of a generic version of Vagifem® in the USA.

DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold is at the same level at DKK 12,964 million, resulting in a gross margin of 84.2% measured in Danish kroner, compared with 84.6% in 2017. The decline in gross margin reflects a negative currency impact of 0.7 percentage point. The gross margin was positively impacted by improved productivity and positive contribution from product mix due to higher Victoza®, Tresiba® and Saxenda® sales, partly countered by lower contribution from NovoSeven®. The gross margin was negatively impacted by lower prices primarily related to the basal insulin segment in the USA.

Sales and distribution costs increased by 3% in Danish kroner and by 9% in local currencies to DKK 20,669 million. The increase in sales and distribution costs reflects higher promotional activities in both North America Operations and International Operations to support Victoza® and Saxenda® as well as launch activities for Ozempic® and severance costs related to lay-offs in the commercial organisation, partly offset by lower costs for legal cases.

Research and development costs increased by 2% in Danish kroner and by 5% in local currencies to DKK 10,261 million, reflecting higher costs for both research and development. The increase in research and development costs was driven by increased costs for the obesity portfolio and Biopharm, while costs for the diabetes portfolio remained broadly unchanged. The increase in development costs was predominantly driven by injectable semaglutide in obesity for the STEP and SELECT programmes and the phase 2 explorer programme for concizumab as well as severance-related costs.

Administration costs decreased by 1% in Danish kroner and increased by 3% in local currencies to DKK 2,647 million.

Other operating income (net) was DKK 907 million compared with DKK 890 million in 2017. In the first nine months of 2018, Novo Nordisk received a milestone payment from a partner related to an out-licensed clinical asset, and Novo Nordisk recorded a net gain of DKK 122 million following the disposal of 2 million shares in NNIT to Novo Holdings A/S.

Operating profit decreased by 6% in Danish kroner and increased by 2% in local currencies to DKK 36,465 million reflecting the significant depreciation of the US dollar and related currencies versus the Danish krone as well as costs related to lay-offs in third quarter of 2018. Adjusting for severance costs, operating profit increased by 4% in local currencies.

FINANCIAL ITEMS (NET)
Financial items (net) showed a net gain of DKK 780 million compared with a net loss of DKK 811 million in 2017.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the Group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a gain of DKK 779 million compared with a loss of DKK 740 million in 2017. This development reflects a gain on foreign exchange hedging involving especially the US dollar versus the Danish krone, partly offset by a net loss from non-hedged currencies.

A negative market value of financials contracts as per the end of September 2018 of approximately DKK 1.3 billion has been deferred for recognition later in 2018 and 2019.

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CAPITAL EXPENDITURE AND FREE CASH FLOW
Net capital expenditure for property, plant and equipment was DKK 6.2 billion compared with DKK 5.6 billion in 2017. Net capital expenditure was primarily related to investments in a new production facility for a range of diabetes active pharmaceutical ingredients in Clayton, North Carolina, USA, a new diabetes care filling capacity in Hillerød, Denmark and an expansion of the manufacturing capacity for biopharmaceutical products in Kalundborg, Denmark.

Free cash flow was DKK 29.2 billion compared with DKK 29.7 billion in 2017. The decrease of 2% compared with 2017 primarily reflects increased capital expenditure, increased investment in intangible assets reflecting an acquisition of a priority review voucher for Novo Nordisk diabetes care and obesity development portfolio and higher tax payments partly offset by the timing of rebate payments in the USA and higher net profit.

KEY DEVELOPMENTS IN THE THIRD QUARTER OF 2018
Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for details on sales in the third quarter of 2018.

Sales in the third quarter of 2018 increased by 4% in Danish kroner and by 5% in local currencies compared with the same period in 2017. The growth was driven by Victoza®, Ozempic®, Saxenda®, Tresiba® and Xultophy®, partly offset by Levemir®, NovoRapid® and NovoSeven®. From a geographic perspective, sales growth in local currencies was driven by both International Operations growing 8% and by North America Operations growing 3%.

The gross margin was 84.1% in the third quarter of 2018 compared with 83.9% in the same period last year. The increase of 0.2 percentage point of the gross margin reflects a positive currency impact of 0.1 percentage point. The gross margin was positively impacted by improved productivity and positive contribution from product mix due to higher Victoza®, Tresiba®, Saxenda® and Ozempic® sales, partly countered by lower contribution from NovoSeven®. The gross margin was negatively impacted by lower prices primarily within the basal insulin segment in the USA.

Sales and distribution costs increased by 10% in Danish kroner and by 11% in local currencies compared with the same period in 2017 reflecting higher promotional costs in both operating units and severance costs related to lay-offs across the commercial organisations. In North America Operations, the increase in costs reflected promotional activities for the launch of Ozempic® as well as Tresiba® promotion. In International Operations, growth in costs was mainly in Region China, Region Europe and Region Latin America related to promotional activities for the GLP-1 product portfolio.

Research and development costs increased by 9% in Danish kroner and by 10% in local currencies compared with the same period in 2017. The increase in research and development costs reflects severance-related costs. There was an underlying modest increase in development costs driven by injectable semaglutide in obesity, partly offset by lower costs for oral semaglutide due to the finalisation of the PIONEER trials.

Administrative costs increased by 4% in Danish kroner and by 6% in local currencies compared with the same period in 2017 mainly related to higher spend across the regions and severance costs related to lay-offs.

Other operating income (net) was DKK 170 million in the third quarter of 2018 compared with DKK 423 million in the same period last year reflecting the positive contribution from the divestment of the C5aR inflammation asset to Innate Pharma in third quarter of 2017.

Operating profit decreased by 2% in Danish kroner and by 1% in local currencies compared with the same period in 2017 negatively impacted by costs for lay-offs, lower other operating income and timing of costs. Adjusting for severance-related costs, operating profit increased by 4% in local currencies.

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OUTLOOK
OUTLOOK 2018
The current expectations for 2018 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 1 November 2018	Expectations 8 August 2018

Sales growth
in local currencies	4% to 5%	3% to 5%
as reported	Around 4 percentage points lower than in local currencies	Around 5 percentage points lower than in local currencies

Operating profit growth
in local currencies	2% to 5%	2% to 5%
as reported	Around 7 percentage points lower than in local currencies	Around 7 percentage points lower than in local currencies

Financial items (net)	Gain of around DKK 0.5 billion	Gain of around DKK 0.9 billion

Effective tax rate	19% to 20%	19% to 20%

Capital expenditure	Around DKK 9.5 billion	Around DKK 9.5 billion

Depreciation, amortisation and impairment losses	Around DKK 3 billion	Around DKK 3 billion

Free cash flow	DKK 29-33 billion	DKK 27-32 billion

For 2018, sales growth is now expected to be 4% to 5%, measured in local currencies. This guidance reflects expectations for robust performance for the portfolio of new-generation insulin and the GLP-1-based products Victoza®, Ozempic® and Saxenda®. The guidance also reflects intensifying global competition both within diabetes care and biopharmaceuticals, especially within the haemophilia inhibitor segment, as well as continued pricing pressure within diabetes care, especially in the USA. Overall, the expectations are based on an assumption of a broadly unchanged global macroeconomic environment. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 4 percentage points lower than in local currencies.

For 2018, operating profit growth is expected to be 2% to 5%, measured in local currencies. The expectation for operating profit growth primarily reflects the sales growth outlook and continued focus on cost control. The outlook also reflects a planned increase in the sales and distribution costs to support the commercialisation efforts for Ozempic® as well as severance costs. Given the current exchange rates versus the Danish krone, growth reported in DKK is still expected to be around 7 percentage points lower than in local currencies.

For 2018, Novo Nordisk now expects financial items (net) to amount to a gain of around DKK 0.5 billion, partly offsetting the negative currency impact on operating profit. The current expectation for 2018 reflects gains associated with foreign exchange hedging contracts, mainly related to the US dollar versus the Danish krone, partly offset by losses on non-hedged currencies. The expectation for financial items (net) reflects that net losses of DKK 0.6 billion in relation to foreign exchange hedging contracts as per 26 October 2018 are expected to be recognised later in 2018.

The effective tax rate for 2018 is expected to be in the range of 19-20%. The lower effective tax rate reflects a non-recurring change in tax provisions related to settlement of international tax cases covering multiple years. Furthermore, the effective tax rate in 2018 is positively impacted by the reduced federal corporate tax rate in the USA.

Capital expenditure is expected to be around DKK 9.5 billion in 2018, primarily related to investments in additional capacity for active pharmaceutical ingredient production within diabetes care and an expansion of the diabetes care filling capacity. Depreciation, amortisation and impairment losses are expected to be around DKK 3 billion. Free cash flow is now expected to be DKK 29-33 billion.

All of the above expectations are based on assumptions that the global economic and political environment will not significantly change business conditions for Novo Nordisk during 2018, and that currency exchange rates, especially

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the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% immediate movement in currency	Hedging period (months)

USD	DKK 2,050 million	11
CNY	DKK 330 million	7*
JPY	DKK 180 million	12
GBP	DKK 95 million	10
CAD	DKK 80 million	10

* Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in Financial items (net).

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RESEARCH & DEVELOPMENT UPDATE
Diabetes

Additional three clinical trials successfully completed with oral semaglutide (NN9924) in the phase 3a programme PIONEER
Since August 2018, Novo Nordisk has announced the headline results from PIONEER 5, 8, and 10, the phase 3a trials with oral semaglutide for treatment of adults with type 2 diabetes. Oral semaglutide is a new GLP-1 analogue taken once daily as a tablet.

Two distinct statistical approaches to evaluating the effects of oral semaglutide were applied in all the PIONEER trials; a primary statistical approach required by recent regulatory guidance, evaluating the effect regardless of discontinuation of treatment and use of rescue medication, and a secondary statistical approach describing the effect while on treatment and without use of rescue medication.

PIONEER 5: Oral semaglutide compared placebo in people with type 2 diabetes and moderate renal impairment
PIONEER 5 was a 26-week trial investigating the efficacy and safety of 14 mg oral semaglutide compared with placebo in 324 people with type 2 diabetes and moderate renal impairment inadequately controlled with metformin, sulfonylurea alone or in combination with metformin, or basal insulin alone or in combination with metformin.

The trial achieved its primary objective according to the primary statistical approach by demonstrating statistically significant and superior reductions in HbA1c with oral semaglutide compared to placebo at week 26. Furthermore, people treated with oral semaglutide achieved statistically significant and superior reductions in body weight compared to placebo at week 26.

When applying the secondary statistical approach, people treated with oral semaglutide experienced a statistically significantly greater reduction in HbA1c of 1.1% compared to 0.1% with placebo. Reduction in body weight was statistically significantly greater with oral semaglutide at week 26, with a reduction of 3.7 kg compared to 1.1 kg with placebo. From a baseline HbA1c of 8.0%, the proportion of people achieving the American Diabetes Association (ADA) target of HbA1c below 7.0% was statistically significantly greater with 14 mg oral semaglutide, with 64% achieving the target at week 26, compared to 21% with placebo.

In this 26-week trial, oral semaglutide was well-tolerated in people with moderate renal impairment, with a profile consistent with GLP-1-based therapies. The most common adverse event for oral semaglutide was mild to moderate nausea. In PIONEER 5, 19% of people treated with oral semaglutide experienced nausea, compared to 8% of people treated with placebo. The proportion of people who discontinued treatment due to adverse events was 15% for people treated with oral semaglutide compared to 6% with placebo.

PIONEER 8: Oral semaglutide compared with placebo in people treated with insulin
PIONEER 8 was a phase 3a trial with oral semaglutide for the treatment of adults with type 2 diabetes as add-on to current insulin treatment. The 52-week trial investigated the efficacy and safety of 3, 7 and 14 mg oral semaglutide compared with placebo in 731 people with type 2 diabetes treated with insulin and an average duration of diabetes of 15 years. During the first 26-week treatment period, the total daily insulin dose was not allowed to be increased above baseline followed by a 26-week period where the insulin treatment was adjusted without restrictions.

When applying the primary statistical approach, the trial achieved its primary objective by demonstrating statistically significant and superior reductions in HbA1c and body weight with all three doses of oral semaglutide compared to placebo, all in addition to insulin, at week 26.

When applying the secondary statistical approach, from a mean baseline of 8.2%, people treated with 3, 7 and 14 mg oral semaglutide achieved reductions in HbA1c of 0.6%, 1.0% and 1.4% respectively, compared to no reduction (0.0%) in people treated with placebo, all in addition to insulin, at week 26, and 0.5%, 0.8% and 1.2% respectively, compared with 0.0% at week 52. The American Diabetes Association (ADA) treatment target of HbA1c below 7.0% was achieved by 36%, 47% and 64% of people treated with 3, 7 and 14 mg oral semaglutide respectively, compared to 10% of people treated with placebo at week 52. In addition, from a mean baseline body weight of 85.9 kg, people treated with 3, 7 and 14 mg oral semaglutide experienced a weight loss of 1.0 kg, 2.9 kg and 4.3 kg, respectively, compared to a weight increase of 0.6 kg in people treated with placebo at week 52, all in addition to insulin. The mean total insulin dose at baseline was 60, 62 and 54 units/day for people treated with 3, 7

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and 14 mg oral semaglutide respectively, compared to 56 IU/day for people treated with placebo, and the total insulin dose at week 52 was increased by 2 units/day, reduced by 6 units/day and reduced by 7 units/day for people treated with 3, 7 and 14 mg oral semaglutide respectively, compared to an increase of 10 units/day for people treated with placebo.

In the 52-week trial, people treated with 3, 7 and 14 mg oral semaglutide experienced few and comparable levels of severe or blood glucose-confirmed hypoglycaemic episodes compared to placebo. Oral semaglutide was well-tolerated and with a profile consistent with GLP-1-based therapy. The most common adverse event for oral semaglutide was mild to moderate nausea, which diminished over time. In PIONEER 8, 11-23% of people treated with oral semaglutide experienced nausea, compared to 7% of people treated with placebo. The proportion of people who discontinued treatment due to adverse events was 7-14% for people treated with oral semaglutide compared to 3% with placebo.

PIONEER 10: Oral semaglutide compared with subcutaneous dulaglutide both in combination with one oral anti-diabetic product in Japanese adults with type 2 diabetes
PIONEER 10 was a trial investigating oral semaglutide vs once-weekly subcutaneous dulaglutide, both in combination with one oral antidiabetic drug in Japanese adults with type 2 diabetes. The trial investigated the safety, tolerability and efficacy of 3, 7 and 14 mg oral semaglutide compared with 0.75 mg once-weekly dulaglutide in 458 Japanese people with type 2 diabetes. Prior to enrolment, participants were inadequately controlled on one oral antidiabetic drug.

The trial achieved its primary objective by demonstrating a comparable number of adverse events with oral semaglutide compared to 0.75 mg dulaglutide. The proportion of people treated with 3, 7 and 14 mg oral semaglutide who experienced gastro-intestinal adverse events were 31%, 39% and 54%, respectively, compared to 40% with dulaglutide; the most frequently reported events being constipation and nausea. The proportion of people who discontinued treatment due to adverse events was between 3% and 6% of people treated with oral semaglutide, compared to 3% of people treated with dulaglutide.

When applying the primary statistical approach, statistically significantly greater reductions in HbA1c and body weight were seen with oral semaglutide 14 mg compared to 0.75 mg dulaglutide at week 52.

When applying the secondary statistical approach, from a baseline of 8.3%, people treated with 14 mg oral semaglutide experienced a statistically significantly greater reduction in HbA1c of 1.8% compared to 1.3% with 0.75 mg dulaglutide after 52 weeks. The reductions in HbA1c were 0.7% and 1.4% for people treated with 3 and 7 mg oral semaglutide, respectively. Reductions in body weight from baseline were also statistically significantly greater with 14 mg oral semaglutide at week 52, with a reduction of 1.9 kg compared to a weight gain of 1.1 kg with dulaglutide. People treated with 3 and 7 mg oral semaglutide experienced a weight gain of 0.1 kg and weight reduction of 1.0 kg, respectively.

In addition, applying the secondary statistical approach, treatment target of HbA1c below 6.5% was achieved by 21%, 43% and 58% of people on treatment with 3, 7 and 14 mg oral semaglutide, respectively, compared to 41% of the people treated with 0.75 mg dulaglutide.

Xultophy® submitted for regulatory approval in Japan
In August 2018, Novo Nordisk submitted a New Drug Application to the Japanese Ministry of Health, Labour and Welfare Agency for Xultophy® for treatment of adults with type 2 diabetes. The submission was based on the results from the DUAL trials, including more than 1,000 adults from Japan.

Fiasp® submitted for regulatory approval in Japan
In September 2018, Novo Nordisk submitted a new drug application to the Japanese Ministry of Health, Labour and Welfare Agency for Fiasp® for treatment of diabetes in adults, adolescents and children. The submission was based on the results from the ‘onset’ clinical trial programme.

Phase 1 initiation trial with OG2023SC (NN9023) investigating the safety, tolerability and pharmacokinetics of single doses in healthy male subjects
In August 2018, the first human dose trial for the next-generation oral GLP-1 OG2023SC was initiated. The trial is a single-centre, randomised, double-blinded, single-dose, dose-escalation trial including six cohorts, with each cohort including 12 healthy participants, 10 participants on OG2023SC treatment and two participants on placebo. The trial is designed to investigate the safety, tolerability and pharmacokinetics of OG2023SC in a SNAC tablet formulation.

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Novo Nordisk acquires Ziylo Ltd to accelerate its development of glucose responsive insulins
In August 2018, Ziylo and Novo Nordisk A/S announced that Novo Nordisk had acquired all of the shares of Ziylo, a University of Bristol spin-out company based at Unit DX science incubator in Bristol, UK. Ziylo has been pioneering the use of its platform technology - synthetic glucose binding molecules - for therapeutic and diagnostic applications.

The acquisition gives Novo Nordisk full rights to Ziylo's glucose binding molecule platform to develop glucose responsive insulins. The development of glucose responsive insulins is a key strategic area for Novo Nordisk in its effort to develop this next generation of insulin which would lead to a safer and more effective insulin therapy. A glucose responsive insulin would help eliminate the risk of hypoglycaemia, which is the main risk associated with insulin therapy and one of the main barriers for achieving optimal glucose control. Thus, a glucose responsive insulin could also lead to better metabolic control and thus overall reduce the burden of diabetes for people living with the disease. Prior to closing of the acquisition, certain research activities have been spun out of Ziylo to a new company, Carbometrics. Carbometrics has entered into a research collaboration with Novo Nordisk to assist with ongoing optimisation of glucose binding molecules for use in glucose responsive insulins. Carbometrics has licensed rights to develop non-therapeutic applications of glucose binding molecules, with a focus on developing continuous glucose monitoring applications.

Hypopen-1513 (NN9513) discontinued
In August 2018, the first human dose trial, investigating the short-acting glucagon analogue Hypopen-1513 was stopped due to a suboptimal PK/PD profile. Hypopen-1513 was being developed as an emergency treatment for severe hypoglycaemia episodes, but due to the observed suboptimal PK/PD profile, it was decided to discontinue further development of Hypopen-1513.

Obesity

Cardiovascular safety data added to Saxenda® label in the USA
In October 2018, Novo Nordisk announced that the US Food and Drug Administration (FDA) approved an updated label for Saxenda® (liraglutide 3 mg). The label now includes some data from the landmark LEADER trial that show the same active ingredient found in Saxenda®, at a lower dose, liraglutide 1.8 mg, did not increase the risk of major adverse cardiovascular (CV) events, (non-fatal heart attack, non-fatal stroke and CV death) in adults with type 2 diabetes and established CV disease.

The SELECT phase 3b initiated with injectable semaglutide 2.4 mg (NN9536) investigating effects on cardiovascular outcomes (CVOT) in people with overweight or obesity
In October 2018, Novo Nordisk initiated the cardiovascular outcomes trial SELECT. In this trial, Novo Nordisk will investigate the impact of injectable semaglutide 2.4 mg on the incidence of major adverse cardiovascular events compared to placebo in people with established cardiovascular disease and either overweight or obesity. SELECT is expected to enrol approximately 17,500 people and will run for around five years.

Phase 1 trial initiated with PYY 1875 (NN9775) investigating safety, tolerability and pharmacokinetics of single doses as monotherapy and in combination with semaglutide in people with overweight or obesity
In October 2018, Novo Nordisk initiated a phase 1 first human dose trial with PYY 1875. The trial is a single-centre, double-blinded, randomised, single-dose trial with a dose-cohort trial design. The trial is designed to investigate the safety, tolerability, and pharmacokinetics and to explore pharmacodynamics after ascending single subcutaneous doses of PYY1875 alone or in combination with a single dose of semaglutide in people with overweight or obesity.

Biopharm

Novo Nordisk expands its biopharm business with the acquisition of the US and Canadian rights to Macrilen™
In October 2018, Novo Nordisk announced the expansion of its biopharm business with an agreement to acquire the US and Canadian rights to Macrilen™ (macimorelin), the first and only FDA-approved oral growth hormone receptor indicated for the diagnosis of Adult Growth Hormone Deficiency (AGHD), a rare endocrine disorder from Strongbridge Biopharma Plc.

Diagnosis of growth hormone deficiency is time consuming and a considerable burden for both patients and health care providers. By enabling a fast and deeper roll out of Macrilen™, Novo Nordisk can address a significant unmet medical need. Macrilen™ was approved by the US Food and Drug Administration (FDA) in December 2017 and FDA

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has granted Macrilen™ orphan drug exclusivity in the US. Macrilen™ was launched in the USA in July 2018. With the acquisition of Macrilen™, Novo Nordisk can further leverage its long-standing scientific and commercial expertise and commitment to the growth disorders community. As a partner to the endocrinology community Novo Nordisk is committed to raising awareness of growth disorders and advancing patient care.

Novo Nordisk will pay USD 145 million to Strongbridge as well as tiered royalties related to sales of Macrilen™. In addition, Strongbridge’s current field organisation will continue to promote Macrilen™ in the USA for up to three-year agreement. Novo Nordisk’s existing biopharm field force will also support the commercialisation of Macrilen™. As part of the partnership with Strongbridge, Novo Nordisk will acquire newly issued Strongbridge shares representing approximately 10% of the outstanding shares of Strongbridge at a share price of USD 7 per share, corresponding to an investment of approximately USD 37 million.

The transaction is expected to close in December 2018 and is subject to US regulatory approval.

Successful completion of phase 3a extension trial REAL 1 with somapacitan (NN8640) in adults with growth hormone deficiency (AGHD)
In August 2018, Novo Nordisk completed the extension phase of REAL 1, the pivotal phase 3a trial with the long-acting recombinant growth hormone, somapacitan. REAL 1 was a 86-week trial that enrolled 301 treatment-naïve adults with growth hormone deficiency. Overall, the body composition changes observed in the 34-weeks main phase of the trial were maintained in the 52-weeks extension phase. After 86 weeks of treatment, there was no statistically significant difference in change from baseline observed for any of the body composition endpoints between once-weekly somapacitan and once-daily Norditropin®. In the trial, somapacitan appeared safe and well-tolerated.

N8-GP (NN7088) submitted for regulatory approval in Japan
In October 2018, Novo Nordisk submitted a new drug application to the Japanese Ministry of Health, Labour and Welfare Agency for N8-GP, an extended half-life factor VIII for treatment of people with haemophilia A. The submission is based on results from the pathfinder clinical trial programme.

Successful completion of phase 2 trial explorer5 with concizumab (NN7415) to evaluate the efficacy and safety of prophylactic administration in people with severe haemophilia A without inhibitors
In September 2018, Novo Nordisk completed the phase 2 trial explorer5 with once-daily concizumab to evaluate the efficacy and safety of prophylactic administration in people with severe haemophilia A without inhibitors. In the 24-week main phase of the explorer5 trial, the annual bleeding rate (ABR) on the final dose level in the trial was reduced compared to historical ABR of on-demand patients, meeting the first predefined criteria for clinical proof of concept. There were no thromboembolic events, no issues related to FVIII treatment of bleeds, and no adverse events leading to withdrawal. All 32 patients completing the main phase chose to continue in the 52-week extension phase of the trial.

In October 2018, concizumab received Orphan Drug Designation for the treatment of haemophilia A. The designation is based on haemophilia A being defined as a rare disease by the FDA, and Novo Nordisk has provided non-clinical and clinical data to establish a medically plausible basis for expecting concizumab to be effective in the treatment of haemophilia A.
SUSTAINABILITY UPDATE
Development in number of employees
The number of full-time employees at the end of the first nine months of 2018 increased by 4% compared to 12 months ago. The total number of employees was 43,683, corresponding to 43,161 full-time positions. The increase in number of employees was mainly driven by Product Supply, the continued expansion of the global service centre in Bangalore, India, as well as increases in International Operations in Region AAMEO, Region Europe and Region China.

Novo Nordisk has communicated plans to restructure the R&D organisation to accelerate the expansion and diversification of its pipeline and to enable increased investment in transformational biological and technological innovation. A number of additional restructuring initiatives across functions and geographies have been initiated to support the commercial activities for the portfolio of innovative products. As a consequence, the total workforce is expected to be reduced by approximately 1,300 employees before the end of 2018; the majority of these reductions have been implemented as of 1 November 2018. However the reductions are not reflected in the reported number

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of full-time positions for the first nine months of 2018 due to the notice periods in the various jurisdictions where changes have been implemented so far.

Novo Nordisk partners with the Danish Government to scale up action to defeat non-communicable diseases in low-resource countries
In September 2018, the Danish Government and Novo Nordisk announced grants of 3 and 5 million US dollars, respectively, to a newly established public-private partnership, with the target of reducing premature deaths from non-communicable diseases (NCDs) by one-third by 2030. NCDs such as diabetes and hypertension kill 15 million people prematurely each year, and more than four in five of these deaths are in low- and middle-income countries where access to essential medicines is inadequate. The partnership will initially focus on diabetes and hypertension.

The partnership is a critical next step for Novo Nordisk in improving access to diabetes care in low-resource countries where inefficient procurement and supply chains can result in high prices for patients due to mark-ups and shortage of essential NCD medicines. Novo Nordisk plans to continue optimising its supply chain procedures and share its knowledge on handling and distributing cold chain products. The partnership, named Defeat-NCD, is hosted by the United Nations Office for Project Services (UNOPS) and includes governments, multilateral agencies, civil society, academia, philanthropic foundations and the private sector.
EQUITY
Total equity was DKK 47,512 million at the end of the first nine months of 2018, equivalent to 46.6% of total assets, compared with 48.0% at the end of the first nine months of 2017. Please refer to appendix 5 for further elaboration of changes in equity.

2018 share repurchase programme
On 10 August 2018, Novo Nordisk announced a share repurchase programme of up to DKK 2.4 billion to be executed from 13 August to 30 October 2018, as part of an overall programme February 2018 to January 2019 of up to DKK 14 billion to be executed during a 12-month period. The purpose of the programme was to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the programme, Novo Nordisk has repurchased 8,038,500 B shares for an amount of DKK 2.4 billion in the period from 13 August to 30 October 2018. The programme was concluded on 30 October 2018. As of 30 October 2018, Novo Nordisk A/S has repurchased a total of 34,785,579 B shares equal to a transaction value of DKK 10.5 billion under the DKK 14 billion programme beginning 1 February 2018.

As of 30 October 2018, Novo Nordisk A/S and its wholly-owned affiliates owned 44,734,738 of its own B shares, corresponding to 1.8% of the total share capital. Based on the increased expectations for cash flow generation in 2018, the Board of Directors has approved an expansion of the 2018 share repurchase programme with DKK 1.0 billion to DKK 15 billion.

Share repurchase under the overall programme of up to DKK 15 billion in the period February 2018 to January 2019 is expected to be resumed shortly. As announced in February 2018, Novo Nordisk’s majority shareholder Novo Holdings A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a year-by-year basis. For 2018, Novo Nordisk has been informed by Novo Holdings A/S that it plans to participate in the share repurchase programme. Novo Holdings A/S has an ownership of 28.2% of the Novo Nordisk share capital and Novo Holdings A/S currently intends to maintain its ownership of the Novo Nordisk share capital around 28%.
CORPORATE GOVERNANCE
Novo Nordisk appoints Ludovic Helfgott executive vice president Biopharm
In October 2018, Novo Nordisk announced the appointment of Ludovic Helfgott as executive vice president Biopharm, effective 3 April 2019.

Based in Zurich, Switzerland, Ludovic Helfgott will lead the development of Novo Nordisk’s Biopharm business, which comprises the company’s haemophilia and human growth hormone franchises. He will be a member of Novo Nordisk’s executive management team and report to CEO Lars Fruergaard Jørgensen.

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Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 19 of 31

Ludovic Helfgott joins Novo Nordisk from AstraZeneca where he most recently was global vice president in charge of the company’s Cardiovascular, Metabolism and Renal global franchise, supervising both assets in development and on the market. He joined AstraZeneca in 2005 in an international sales effectiveness role and has since held operational leadership roles with increasing responsibilities in Italy, Spain and at corporate headquarters. Ludovic Helfgott is a French national and holds an MBA from Insead.

Jesper Brandgaard, executive vice president, Biopharm & Legal Affairs, has decided to retire after a distinguished 20-year career at Novo Nordisk. He will remain in charge of Biopharm & Legal Affairs until Ludovic Helfgott assumes the responsibility of Novo Nordisk’s Biopharm business.

With these changes, Executive Management will have the following members:

•	Lars Fruergaard Jørgensen, president and CEO

•	Jesper Brandgaard, EVP, Biopharm and Legal Affairs (until 15 April 2019)

•	Maziar Mike Doustdar, EVP, International Operations (based in Zurich, Switzerland)

•	Lars Green, EVP, Business Services & Compliance

•	Ludovic Helfgott, EVP, Biopharm (based in Zurich, Switzerland, effective from 3 April 2019)

•	Karsten Munk Knudsen, EVP, chief financial officer

•	Doug Langa, EVP, North America Operations (based in Princeton, New Jersey, USA)

•	Camilla Sylvest, EVP, Commercial Strategy & Corporate Affairs

•	Mads Krogsgaard Thomsen, EVP, chief science officer

•	Henrik Wulff, EVP, Product Supply

Only Danish-based members of Executive Management are registered with the Danish Business Authority.

LEGAL MATTERS
Update on the securities class-action lawsuit filed against Novo Nordisk A/S
Since January 2017, several class action lawsuits have been filed against Novo Nordisk, former CEO Lars Rebien Sørensen, former CFO Jesper Brandgaard and former President of Novo Nordisk Inc. Jakob Riis in the United States District Court for the District of New Jersey on behalf of all purchasers of Novo Nordisk American Depository Receipts between February 2015 and February 2017. All lawsuits have been consolidated into one case. The lawsuit alleges that Novo Nordisk artificially inflated its financial results, failed to disclose pricing pressure and rising rebate payments to pharmacy benefit managers, and made other materially misleading statements to potential investors. On 16 August 2018, the court denied Novo Nordisk’s Motion to Dismiss the case. Hence, the case will now proceed into discovery. Novo Nordisk does not expect the litigation to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Product liability lawsuits related to Victoza®
Novo Nordisk, along with the majority of incretin-based product manufacturers in the USA, is a defendant in product liability lawsuits related to use of incretin-based medications. As of 29 October 2018, 282 plaintiffs have named Novo Nordisk in product liability lawsuits, predominantly claiming damages for pancreatic cancer that allegedly developed as a result of using Victoza® and other GLP-1/DPP-IV incretin-based products.182 of the Novo Nordisk plaintiffs have also named other defendants in their lawsuits. Most Novo Nordisk plaintiffs have filed suit in California federal and state courts.

In November 2015, all cases pending in the California federal and state courts were dismissed on federal pre-emption grounds. Plaintiffs subsequently appealed these rulings to the federal and California state appeals courts. In November 2017, the U.S. Court of Appeals for the Ninth Circuit reversed and vacated the Federal District Court Judge’s ruling, thereby reinstating the dismissed federal lawsuits and sending them back to the Federal District Court in California for further proceedings. The ruling by the U.S. Court of Appeals does not bind the California State Appeals Court, which is currently reviewing the state court judge’s pre-emption ruling. Currently, Novo Nordisk does not have any individual trials scheduled in 2018. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit or cash flow.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information
Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 20 of 31

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2017 and Form 20-F, both filed with the SEC in February 2018, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•
statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto

•
statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures

•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and

•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘The Risks of Doing Business’ on pp 40-43 of the Annual Report 2017.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information
Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 21 of 31

MANAGEMENT STATEMENT
The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first nine months of 2018. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first nine months of 2018 has been prepared in accordance with IAS 34 'Interim Financial Reporting’. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2017 of Novo Nordisk, except for the adoption of new, amended or revised standards and interpretations (IFRSs) as published by the IASB that are endorsed by the EU effective as of 1 January 2018. This includes IFRS 9 'Financial Instruments' applied prospectively and IFRS 15 'Revenue from Contracts with Customers' applied modified retrospectively. Furthermore, the financial report for the first nine months of 2018 and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first nine months of 2018 is adequate. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated annual report for 2017.

Bagsværd, 1 November 2018

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO	Jesper Brandgaard

Lars Green	Camilla Sylvest	Mads Krogsgaard Thomsen

Henrik Wulff

Board of Directors:

Helge Lund Chairman	Jeppe Christiansen Vice chairman	Brian Daniels

Andreas Fibig	Sylvie Grégoire	Liz Hewitt

Mette Bøjer Jensen	Kasim Kutay	Anne Marie Kverneland

Martin Mackay	Thomas Rantzau	Stig Strøbæk

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information
Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 22 of 31

APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
								% change
	2018			2017				Q3 2018 vs.
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2017

Net sales	27,762	27,407	26,930	27,992	26,614	28,638	28,452	4%

Gross profit	23,347	23,055	22,733	23,292	22,342	24,229	24,201	4%
Gross margin	84.1%	84.1%	84.4%	83.2%	83.9%	84.6%	85.1%

Sales and distribution costs	7,128	7,090	6,451	8,295	6,497	6,761	6,787	10%
Percentage of sales	25.7%	25.9%	24.0%	29.6%	24.4%	23.6%	23.9%
Research and development costs	3,644	3,296	3,321	3,983	3,328	3,414	3,289	9%
Percentage of sales	13.1%	12.0%	12.3%	14.2%	12.5%	11.9%	11.6%
Administrative costs	932	851	864	1,118	896	857	913	4%
Percentage of sales	3.4%	3.1%	3.2%	4.0%	3.4%	3.0%	3.2%
Other operating income, net	170	386	351	151	423	189	278	(60%)

Operating profit	11,813	12,204	12,448	10,047	12,044	13,386	13,490	(2%)
Operating margin	42.6%	44.5%	46.2%	35.9%	45.3%	46.7%	47.4%

Financial income	(78)	1,039	1,198	175	392	421	258	N/A
Financial expenses	597	745	37	(349)	(26)	1,164	744	N/A
Financial items (net)	(675)	294	1,161	524	418	(743)	(486)	N/A

Profit before income taxes	11,138	12,498	13,609	10,571	12,462	12,643	13,004	(11%)

Income taxes	2,101	2,155	2,858	2,318	2,692	2,692	2,848	(22%)

Net profit	9,037	10,343	10,751	8,253	9,770	9,951	10,156	(8%)

Depreciation, amortisation and impairment losses	783	768	732	905	706	863	708	11%
Capital expenditure (net)	2,316	1,587	2,310	3,043	2,098	1,934	1,604	10%
Net cash generated from operating activities	11,619	15,770	9,815	6,032	12,921	10,117	12,098	(10%)
Free cash flow	8,755	13,227	7,241	2,866	10,930	8,392	10,400	(20%)

Total assets	101,895	103,248	93,558	102,355	97,891	97,825	94,213	4%
Total equity	47,512	49,081	44,238	49,815	46,946	48,436	40,301	1%
Equity ratio	46.6%	47.5%	47.3%	48.7%	48.0%	49.5%	42.8%

Full-time equivalent employees end of period	43,161	43,105	42,688	42,076	41,656	41,385	41,636	4%

Basic earnings per share/ADR (in DKK)	3.74	4.27	4.41	3.38	3.96	4.01	4.07	(6%)
Diluted earnings per share/ADR (in DKK)	3.74	4.26	4.40	3.36	3.96	4.01	4.06	(6%)
Average number of shares outstanding (million)	2,414.1	2,425.8	2,437.3	2,451.2	2,465.6	2,480.2	2,495.8	(2%)
Average number of diluted shares
outstanding (million)	2,419.2	2,430.9	2,442.3	2,456.1	2,469.4	2,484.1	2,500.0	(2%)

Sales by business segment:
Long-acting insulin	5,158	5,357	4,873	5,494	5,098	5,976	5,606	1%
Premix insulin	2,527	2,587	2,642	2,622	2,562	2,704	2,861	(1%)
Fast-acting insulin	4,609	4,936	4,778	4,618	5,087	5,102	5,317	(9%)
Human insulin1)	2,386	2,335	2,366	2,393	2,429	2,455	2,516	(2%)
Total insulin	14,680	15,215	14,659	15,127	15,176	16,237	16,300	(3%)
Total GLP-1	6,655	5,924	6,058	6,305	5,343	5,775	5,750	25%
Other diabetes care1)	1,044	1,011	1,121	1,014	1,044	1,072	1,172	0%
Total diabetes care	22,379	22,150	21,838	22,446	21,563	23,084	23,222	4%
Obesity (Saxenda®)	987	883	770	697	640	686	539	54%
Diabetes care and obesity total	23,366	23,033	22,608	23,143	22,203	23,770	23,761	5%

Haemophilia	2,301	2,294	2,503	2,750	2,404	2,739	2,576	(4%)
Growth disorders (Norditropin®)	1,688	1,703	1,481	1,709	1,621	1,679	1,646	4%
Other biopharmaceuticals	407	377	338	390	386	450	469	5%
Biopharmaceuticals total	4,396	4,374	4,322	4,849	4,411	4,868	4,691	0%

Sales by geographic segment:
North America Operations	14,103	13,589	13,366	14,434	13,532	15,103	14,940	4%
- USA	13,476	12,952	12,878	13,879	12,967	14,583	14,402	4%
International Operations	13,659	13,818	13,564	13,558	13,082	13,535	13,512	4%
- Region Europe	5,392	5,460	5,233	5,418	5,190	5,355	5,226	4%
- Region AAMEO	3,067	3,194	2,899	3,068	2,929	3,057	2,964	5%
- Region China	2,793	2,751	3,029	2,510	2,531	2,608	3,060	10%
- Region Japan & Korea	1,446	1,484	1,257	1,570	1,462	1,573	1,467	(1%)
- Region Latin America	961	929	1,146	992	970	942	795	(1%)

Segment operating profit:
Diabetes care and obesity	9,995	9,760	9,934	7,689	9,298	10,735	10,631	7%
Biopharmaceuticals	1,818	2,444	2,514	2,358	2,746	2,651	2,859	(34%)
1) Comparative figures have been restated as sales of bulk insulin are now disclosed as part of other diabetes care.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information
Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 23 of 31

APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

	9M	9M	Q3	Q3
DKK million	2018	2017	2018	2017

Income statement

Net sales	82,099	83,704	27,762	26,614
Cost of goods sold	12,964	12,932	4,415	4,272

Gross profit	69,135	70,772	23,347	22,342

Sales and distribution costs	20,669	20,045	7,128	6,497
Research and development costs	10,261	10,031	3,644	3,328
Administrative costs	2,647	2,666	932	896
Other operating income, net	907	890	170	423

Operating profit	36,465	38,920	11,813	12,044

Financial income	2,159	1,071	(78)	392
Financial expenses	1,379	1,882	597	(26)

Profit before income taxes	37,245	38,109	11,138	12,462

Income taxes	7,114	8,232	2,101	2,692

NET PROFIT	30,131	29,877	9,037	9,770

Basic earnings per share (DKK)	12.42	12.04	3.74	3.96
Diluted earnings per share (DKK)	12.40	12.03	3.74	3.96

Segment Information

Segment sales:
Diabetes care and obesity	69,007	69,734	23,366	22,203
Biopharmaceuticals	13,092	13,970	4,396	4,411

Segment operating profit:
Diabetes care and obesity	29,689	30,664	9,995	9,298
Operating margin	43.0%	44.0%	42.8%	41.9%

Biopharmaceuticals	6,776	8,256	1,818	2,746
Operating margin	51.8%	59.1%	41.4%	62.3%

Total segment operating profit	36,465	38,920	11,813	12,044

Statement of comprehensive income

Net profit for the Period	30,131	29,877	9,037	9,770

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	76	100	8	15

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	285	(504)	160	(147)
Cash flow hedges, realisation of previously deferred (gains)/losses	(1,911)	1,717	(153)	481
Cash flow hedges, deferred gains/(losses) incurred during the period	(1,431)	2,440	143	164
Other items	(9)	(196)	1	(44)
Tax on other comprehensive income, income/(expense)	650	(922)	(54)	(189)

Other comprehensive income for the Period, net of tax	(2,340)	2,635	105	280
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	27,791	32,512	9,142	10,050

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information
Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 24 of 31

APPENDIX 3: CASH FLOW STATEMENT

DKK million	9M 2018	9M 2017

Net profit	30,131	29,877

Adjustment for non-cash items:
Income taxes in the Income Statement	7,114	8,232
Depreciation, amortisation and impairment losses	2,283	2,277
NNIT non-recurring income included in 'other operating income'	(122)	—
Other non-cash items	4,739	1,828
Change in working capital	(663)	(1,836)
Interest received	35	90
Interest paid	(64)	(69)
Income taxes paid	(6,249)	(5,263)

Net cash generated from operating activities	37,204	35,136

Proceeds from the partial divestment NNIT A/S	368	—
Purchase of intangible assets	(1,553)	(315)
Proceeds from sale of property, plant and equipment	10	6
Purchase of property, plant and equipment	(6,876)	(5,102)
Proceeds from other financial assets	57	11
Purchase of other financial assets	(6)	(40)
Sale of marketable securities	—	2,006
Dividend received from associated company	19	26

Net cash used in investing activities	(7,981)	(3,408)

Purchase of treasury shares	(11,321)	(12,243)
Dividends paid	(19,048)	(18,844)

Net cash used in financing activities	(30,369)	(31,087)

NET CASH GENERATED FROM ACTIVITIES	(1,146)	641

Cash and cash equivalents at the beginning of the year	17,158	18,461
Exchange gain/(loss) on cash and cash equivalents	52	(229)

Cash and cash equivalents at the end of the period	16,064	18,873

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information
Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 25 of 31

APPENDIX 4: BALANCE SHEET

DKK million	30 Sep 2018	31 Dec 2017

ASSETS

Intangible assets	4,610	3,325
Property, plant and equipment	39,555	35,247
Investment in associated company	528	784
Deferred income tax assets	2,051	1,941
Other financial assets	1,016	978

TOTAL NON-CURRENT ASSETS	47,760	42,275

Inventories	15,922	15,373
Trade receivables	18,534	20,165
Tax receivables	309	958
Other receivables and prepayments	2,725	2,428
Derivative financial instruments	244	2,304
Cash at bank	16,401	18,852

TOTAL CURRENT ASSETS	54,135	60,080
TOTAL ASSETS	101,895	102,355

EQUITY AND LIABILITIES

Share capital	490	500
Treasury shares	(8)	(11)
Retained earnings	49,007	48,977
Other reserves	(1,977)	349

TOTAL EQUITY	47,512	49,815

Deferred income tax liabilities	362	846
Retirement benefit obligations	1,256	1,336
Provisions	3,340	3,302

Total non-current liabilities	4,958	5,484

Current debt	337	1,694
Trade payables	4,846	5,610
Tax payables	4,426	4,242
Other liabilities	13,252	14,446
Derivative financial instruments	1,694	309
Provisions	24,870	20,755

Total current liabilities	49,425	47,056

TOTAL LIABILITIES	54,383	52,540

TOTAL EQUITY AND LIABILITIES	101,895	102,355

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information
Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 26 of 31

APPENDIX 5: EQUITY STATEMENT

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust-ments	Cash flow hedges	Tax and other adjust-ments	Total other reserves	Total

9M 2018

Balance at the beginning of the period	500	(11)	48,977	(1,556)	2,027	(122)	349	49,815
Change in accounting policy, IFRS 9			(90)			90	90	—
Net profit for the period			30,131					30,131
Other comprehensive income for the period			76	285	(3,342)	641	(2,416)	(2,340)

Total comprehensive income for the period			30,117	285	(3,342)	731	(2,326)	27,791

Transactions with owners:
Dividends			(19,048)					(19,048)
Share-based payments			291					291
Tax credit related to restricted stock units			(16)					(16)
Purchase of treasury shares		(7)	(11,314)					(11,321)
Reduction of the B share capital	(10)	10						—

Balance at the end of the period	490	(8)	49,007	(1,271)	(1,315)	609	(1,977)	47,512

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust-ments	Cash flow hedges	Tax and other adjust-ments	Total other reserves	Total

9M 2017

Balance at the beginning of the period	510	(9)	46,111	(924)	(1,915)	1,496	(1,343)	45,269
Net profit for the period			29,877					29,877
Other comprehensive income for the period			100	(504)	4,157	(1,118)	2,535	2,635

Total comprehensive income for the period			29,977	(504)	4,157	(1,118)	2,535	32,512

Transactions with owners:
Dividends			(18,844)					(18,844)
Share-based payments			249					249
Tax credit related to restricted stock units			3					3
Purchase of treasury shares		(9)	(12,234)					(12,243)
Reduction of the B share capital	(10)	10						—

Balance at the end of the period	500	(8)	45,262	(1,428)	2,242	378	1,192	46,946

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information
Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 27 of 31

APPENDIX 6: REGIONAL SALES SPLIT

Q3 2018 sales split per region

DKK million	Total	North America Operations	USA	Inter-national Operations	Region Europe	Region AAMEO	Region China	Region Japan & Korea	Region Latin America

The diabetes care and obesity segment
Long-acting insulin	5,158	3,144	3,069	2,014	1,079	343	210	212	170
% change in local currencies	2%	(5%)	(5%)	14%	12%	28%	21%	(1%)	14%
Tresiba®	2,156	1,460	1,438	696	317	86	5	185	103
% change in local currencies	24%	25%	24%	21%	32%	31%	0%	1%	20%
Levemir®	2,560	1,539	1,487	1,021	491	235	205	27	63
% change in local currencies	(19%)	(28%)	(29%)	0%	(14%)	20%	18%	(13%)	2%
Premix insulin	2,527	355	345	2,172	414	632	932	166	28
% change in local currencies	2%	(2%)	(2%)	2%	(10%)	1%	11%	(2%)	1%
NovoMix®	2,332	355	345	1,977	399	554	932	72	20
% change in local currencies	(1%)	(2%)	(2%)	(1%)	(12%)	(4%)	11%	(32%)	(2%)
Fast-acting insulin	4,609	2,335	2,242	2,274	1,118	511	376	190	79
% change in local currencies	(9%)	(18%)	(19%)	3%	1%	2%	23%	(18%)	24%
NovoRapid®	4,445	2,263	2,176	2,182	1,026	511	376	190	79
% change in local currencies	(11%)	(21%)	(21%)	0%	(5%)	2%	23%	(18%)	24%
Human insulin	2,386	468	434	1,918	381	575	681	47	234
% change in local currencies	0%	(5%)	(5%)	1%	(12%)	24%	(5%)	(18%)	4%
Total insulin	14,680	6,302	6,090	8,378	2,992	2,061	2,199	615	511
% change in local currencies	(2%)	(10%)	(11%)	5%	1%	11%	8%	(9%)	10%
GLP-1	6,655	5,054	4,887	1,601	951	213	146	155	136
% change in local currencies	25%	27%	27%	19%	11%	13%	190%	9%	26%
Victoza®	6,115	4,521	4,392	1,594	944	213	146	155	136
% change in local currencies	14%	13%	13%	19%	11%	13%	190%	9%	26%
Ozempic®	540	533	495	7	7	—	—	—	—
% change in local currencies	—	—	—	—	—	—	—	—	—
Other diabetes care1)	1,044	214	176	830	140	184	398	93	15
% change in local currencies	1%	(5%)	(6%)	3%	(10%)	6%	7%	2%	18%
Total diabetes care	22,379	11,570	11,153	10,809	4,083	2,458	2,743	863	662
% change in local currencies	5%	3%	3%	7%	3%	10%	12%	(5%)	13%
Obesity (Saxenda®)	987	672	619	315	55	107	—	58	95
% change in local currencies	58%	33%	33%	149%	104%	164%	—	—	69%
Diabetes care and obesity total	23,366	12,242	11,772	11,124	4,138	2,565	2,743	921	757
% change in local currencies	6%	4%	4%	8%	3%	13%	12%	2%	18%

The biopharmaceuticals segment
Haemophilia	2,301	1,049	951	1,252	707	239	44	122	140
% change in local currencies	(4%)	(11%)	(14%)	2%	13%	2%	(15%)	(29%)	(1%)
NovoSeven®	1,885	912	851	973	490	221	42	86	134
% change in local currencies	(11%)	(17%)	(18%)	(3%)	1%	4%	(19%)	(31%)	(2%)
NovoEight®	323	65	62	258	200	17	2	33	6
% change in local currencies	27%	39%	33%	25%	43%	(10%)	—	(24%)	20%
Growth disorders (Norditropin®)	1,688	686	684	1,002	371	181	5	382	63
% change in local currencies	5%	5%	5%	5%	(1%)	15%	100%	2%	26%
Other biopharmaceuticals	407	126	69	281	176	82	1	21	1
% change in local currencies	8%	14%	25%	5%	0%	21%	100%	(12%)	—
Biopharmaceuticals total	4,396	1,861	1,704	2,535	1,254	502	50	525	204
% change in local currencies	0%	(4%)	(6%)	3%	6%	9%	(7%)	(8%)	7%

Total sales	27,762	14,103	13,476	13,659	5,392	3,067	2,793	1,446	961
% change in local currencies	5%	3%	3%	8%	4%	12%	11%	(2%)	16%
% change as reported	4%	4%	4%	4%	4%	5%	10%	(1%)	(1%)
Share of growth	100%	31%	25%	69%	15%	25%	20%	(2%)	11%

1) Primarily oral antidiabetic products, needles and GlucaGen® HypoKit®.

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Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 28 of 31

APPENDIX 6: REGIONAL SALES SPLIT (CONTINUED)

9M 2018 sales split per region

DKK million	Total	North America Operations	USA	Inter-national Operations	Region Europe	Region AAMEO	Region China	Region Japan & Korea	Region Latin America

The diabetes care and obesity segment
Long-acting insulin	15,388	9,455	9,238	5,933	3,162	987	619	637	528
% change in local currencies	(2%)	(9%)	(10%)	14%	9%	27%	21%	4%	27%
Tresiba®	5,863	3,826	3,776	2,037	907	258	9	556	307
% change in local currencies	15%	10%	9%	26%	28%	52%	400%	8%	39%
Levemir®	8,363	5,262	5,096	3,101	1,523	678	610	81	209
% change in local currencies	(17%)	(24%)	(24%)	(2%)	(15%)	14%	20%	(17%)	10%
Premix insulin	7,756	1,061	1,033	6,695	1,270	1,980	2,870	483	92
% change in local currencies	1%	(16%)	(16%)	5%	(10%)	11%	9%	(1%)	14%
NovoMix®	7,241	1,061	1,033	6,180	1,230	1,777	2,870	234	69
% change in local currencies	(1%)	(16%)	(16%)	2%	(12%)	6%	9%	(28%)	12%
Fast-acting insulin	14,323	7,389	7,109	6,934	3,365	1,640	1,105	578	246
% change in local currencies	(2%)	(9%)	(9%)	8%	4%	13%	19%	(13%)	34%
NovoRapid®	13,939	7,241	6,976	6,698	3,129	1,640	1,105	578	246
% change in local currencies	(4%)	(11%)	(11%)	5%	(1%)	13%	19%	(13%)	34%
Human insulin	7,087	1,485	1,382	5,602	1,184	1,557	2,144	140	577
% change in local currencies	1%	13%	15%	(2%)	(10%)	13%	(7%)	(17%)	4%
Total insulin	44,554	19,390	18,762	25,164	8,981	6,164	6,738	1,838	1,443
% change in local currencies	(1%)	(8%)	(8%)	6%	1%	14%	6%	(5%)	18%
GLP-1	18,637	13,971	13,514	4,666	2,784	662	388	440	392
% change in local currencies	18%	18%	18%	15%	10%	9%	89%	7%	29%
Victoza®	17,833	13,174	12,776	4,659	2,777	662	388	440	392
% change in local currencies	12%	12%	12%	15%	10%	9%	89%	7%	29%
Ozempic®	804	797	738	7	7	—	—	—	—
% change in local currencies	—	—	—	—	—	—	—	—	—
Other diabetes care1)	3,176	638	523	2,538	432	500	1,284	274	48
% change in local currencies	2%	0%	0%	2%	(4%)	(4%)	6%	0%	38%
Total diabetes care	66,367	33,999	32,799	32,368	12,197	7,326	8,410	2,552	1,883
% change in local currencies	4%	1%	1%	7%	3%	12%	8%	(3%)	20%
Obesity (Saxenda®)	2,640	1,825	1,674	815	145	321	—	72	277
% change in local currencies	53%	31%	31%	139%	121%	201%	—	—	69%
Diabetes care and obesity total	69,007	35,824	34,473	33,183	12,342	7,647	8,410	2,624	2,160
% change in local currencies	5%	2%	2%	9%	4%	15%	8%	0%	25%

The biopharmaceuticals segment
Haemophilia	7,098	2,953	2,731	4,145	2,081	818	147	411	688
% change in local currencies	(3%)	(16%)	(19%)	10%	(1%)	11%	(6%)	(13%)	100%
NovoSeven®	5,925	2,576	2,423	3,349	1,482	752	143	298	674
% change in local currencies	(7%)	(20%)	(22%)	6%	(11%)	8%	(8%)	(13%)	100%
NovoEight®	958	218	206	740	568	52	4	102	14
% change in local currencies	19%	(5%)	(11%)	29%	38%	63%	300%	(14%)	89%
Growth disorders (Norditropin®)	4,872	1,916	1,907	2,956	1,137	520	13	1,101	185
% change in local currencies	5%	12%	12%	0%	(4%)	6%	27%	(2%)	18%
Other biopharmaceuticals	1,122	365	195	757	525	175	3	51	3
% change in local currencies	(10%)	(19%)	(34%)	(5%)	(1%)	(1%)	0%	(38%)	200%
Biopharmaceuticals total	13,092	5,234	4,833	7,858	3,743	1,513	163	1,563	876
% change in local currencies	(1%)	(8%)	(10%)	4%	(2%)	8%	(4%)	(7%)	72%

Total sales	82,099	41,058	39,306	41,041	16,085	9,160	8,573	4,187	3,036
% change in local currencies	4%	1%	1%	8%	2%	14%	8%	(3%)	35%
% change as reported	(2%)	(6%)	(6%)	2%	2%	2%	5%	(7%)	12%
Share of growth	100%	13%	6%	87%	11%	36%	17%	(3%)	26%

1) Primarily oral antidiabetic products, needles and GlucaGen® HypoKit®.

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Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 29 of 31

APPENDIX 7: KEY CURRENCY ASSUMPTIONS

FX	FY 2017	Q3 2017	Q3 2018	% change	First nine months of 2017	First nine months of 2018	% change	Spot rate 26 Oct 2018
USD	660	633	641	1%	669	624	(7%)	658
CNY	98	95	94	(1%)	98	96	(3%)	95
JPY	5.88	5.71	5.75	1%	5.97	5.69	(5%)	5.87
GBP	849	829	835	1%	852	843	(1%)	841
CAD	508	505	490	(3%)	512	485	(5%)	501

APPENDIX 8: NEW ACCOUNTING STANDARDS IN 2018

As of 1 January 2018 Novo Nordisk applies, for the first time, IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’. As required by IAS 34, the effect of the implementation are disclosed below.

The impact of the implementation of IFRS 9 and IFRS 15 has been immaterial in relation to recognition and measurement.

Effect from IFRS 9
The implementation of IFRS 9 'Financial instruments' that replaces IAS 39 'Financial Instruments: Recognition and Measurement', has had the effect that the changes to the fair value of minor shareholdings are now, on an investment-by-investment basis, either recognised in the Income statement or Other comprehensive income. For the current minor shareholdings all changes in the fair value are recognised in the Income statement. Previously fair value changes were recognised in Other comprehensive income.

As a result of changed accounting practice relating to minor shareholdings, DKK 90 million is moved from other reserves to retained earnings within equity as an adjustment to opening equity 1 January 2018.

Furthermore hedge accounting is applied for the time value of currency options. Novo Nordisk has implemented these changes using the prospective approach.

Effect from IFRS 15
The group has implemented IFRS 15 'Revenue from Contracts with Customers' using the modified retrospective approach. IFRS 15 replaces the current standards on revenue (IAS 11 'Construction Contracts' and IAS 18 'Revenue').

There is no significant effect on the financial statements.

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Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 30 of 31

APPENDIX 9: QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)
Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes in DKK are based on the changes in the 'Quarterly numbers in DKK', see appendix 1. The specified percentage change in USD is calculated as a development in USD numbers in this appendix.

(Amounts in USD million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
								% change	% change
	2018			2017				Q3 2018 vs.	Q3 2018 vs.
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2017 in USD	Q3 2017 in DKK

Net sales	4,328	4,384	4,446	4,418	4,198	4,230	4,073	3%	4%

Gross profit	3,639	3,688	3,753	3,678	3,526	3,579	3,465	3%	4%
Gross margin	84.1%	84.1%	84.4%	83.2%	83.9%	84.6%	85.1%

Sales and distribution costs	1,111	1,136	1,065	1,299	1,023	999	972	9%	10%
Percentage of sales	25.7%	25.9%	24.0%	29.6%	24.4%	23.6%	23.9%
Research and development costs	570	527	548	625	523	504	471	9%	9%
Percentage of sales	13.1%	12.0%	12.3%	14.2%	12.5%	11.9%	11.6%
Administrative costs	145	136	143	175	141	126	131	3%	4%
Percentage of sales	3.4%	3.1%	3.2%	4.0%	3.4%	3.0%	3.2%
Other operating income, net	25	62	58	25	65	28	40	(62%)	(60%)

Operating profit	1,838	1,951	2,055	1,604	1,904	1,978	1,931	(3%)	(2%)
Operating margin	42.6%	44.5%	46.2%	35.9%	45.3%	46.7%	47.4%

Financial income	(18)	166	198	29	61	62	37	N/A	N/A
Financial expenses	94	121	6	(49)	3	172	106	N/A	N/A
Financial items (net)	(112)	45	192	78	58	(110)	(69)	N/A	N/A

Profit before income taxes	1,726	1,996	2,247	1,682	1,962	1,868	1,862	(12%)	(11%)

Income taxes	325	343	472	368	424	398	408	(23%)	(22%)

Net profit	1,401	1,653	1,775	1,314	1,538	1,470	1,454	(9%)	(8%)

Depreciation, amortisation and impairment losses	122	123	121	142	112	127	101	9%	11%
Capital expenditure (net)	363	252	381	473	327	285	230	11%	10%
Net cash generated from operating activities	1,805	2,538	1,620	988	2,017	1,499	1,732	(11%)	(10%)
Free cash flow	1,358	2,131	1,195	497	1,706	1,244	1,489	(20%)	(20%)

Total assets	15,828	16,143	15,577	16,491	15,540	15,004	13,532	2%	4%
Total equity	7,380	7,674	7,365	8,026	7,452	7,429	5,789	(1%)	1%
Equity ratio	46.6%	47.5%	47.3%	48.7%	48.0%	49.5%	42.8%

Full-time equivalent employees end of period	43,161	43,105	42,688	42,076	41,656	41,385	41,636	4%	4%

Basic earnings per share/ADR (in USD)	0.58	0.68	0.73	0.54	0.62	0.60	0.58	(6%)	(6%)
Diluted earnings per share/ADR (in USD)	0.58	0.68	0.73	0.53	0.63	0.59	0.58	(8%)	(6%)
Average number of shares outstanding (million)	2,414.1	2,425.8	2,437.3	2,451.2	2,465.6	2,480.2	2,495.8	(2%)	(2%)
Average number of diluted shares
outstanding (million)	2,419.2	2,430.9	2,442.3	2,456.1	2,469.4	2,484.1	2,500.0	(2%)	(2%)

Sales by business segment:
Long-acting insulin	804	857	805	868	806	883	802	0%	1%
Premix insulin	393	414	436	414	405	399	410	(3%)	(1%)
Fast-acting insulin	717	790	789	732	800	755	761	(10%)	(9%)
Human insulin1)	372	373	391	378	382	363	360	(3%)	(2%)
Total insulin	2,286	2,434	2,421	2,392	2,393	2,400	2,333	(4%)	(3%)
Total GLP-1	1,039	947	1,000	991	843	853	823	23%	25%
Other diabetes care1)	163	161	185	161	165	158	168	(1%)	0%
Total diabetes care	3,488	3,542	3,606	3,544	3,401	3,411	3,324	3%	4%
Obesity (Saxenda®)	154	142	127	109	101	101	77	52%	54%
Diabetes care and obesity total	3,642	3,684	3,733	3,653	3,502	3,512	3,401	4%	5%

Haemophilia	358	367	413	434	380	403	369	(6%)	(4%)
Growth disorders (Norditropin®)	264	273	244	269	255	248	236	4%	4%
Other biopharmaceuticals	64	60	56	62	61	67	67	5%	5%
Biopharmaceuticals total	686	700	713	765	696	718	672	(1%)	0%

Sales by geographic segment:
North America Operations	2,200	2,174	2,206	2,279	2,139	2,230	2,139	3%	4%
- USA	2,102	2,072	2,126	2,191	2,050	2,154	2,062	3%	4%
International Operations	2,128	2,210	2,240	2,139	2,059	2,000	1,934	3%	4%
- Region Europe	839	875	864	855	816	791	748	3%	4%
- Region AAMEO	478	511	479	483	461	452	424	4%	5%
- Region China	435	439	500	397	401	386	438	8%	10%
- Region Japan & Korea	226	237	208	248	230	232	210	(2%)	(1%)
- Region Latin America	150	148	189	156	151	139	114	(1%)	(1%)

Segment operating profit:
Diabetes care and obesity	1,558	1,560	1,640	1,229	1,472	1,586	1,522	6%	7%
Biopharmaceuticals	280	391	415	375	432	392	409	(35%)	(34%)
1) Comparative figures have been restated as sales of bulk insulin are now disclosed as part of other diabetes care.

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Company announcement No 83 / 2018

Financial report for the period 1 January 2018 to 30 September 2018	Page 31 of 31

APPENDIX 10: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures.

The non-IFRS financial measures presented in the Company Announcement are:

•	Sales growth in local currencies

•	Operating profit growth in local currencies

•	Free cash flow

Sales and operating profit growth in local currencies
Growth in local currencies’ means that the effect of changes in exchange rates is excluded. It is defined as sales/operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid that growth in local currencies are artificially inflated.

Management believes that growth in local currencies is relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales in local currencies

DKK million	9M 2018	9M 2017	Q3 2018	Q3 2017

Net sales	82,099	83,704	27,762	26,614
Effect of exchange rates	5,157	651	275	1,343
Sales in local currencies	87,256	84,355	28,037	27,957
Net sales in same period previous year	83,704	82,208	26,614	27,537
% increase/(decrease) in local currencies	4%	3%	5%	2%
% increase/(decrease) in reported currencies	(2%)	2%	4%	(3%)

Operating profit in local currencies

DKK million	9M 2018	9M 2017	Q3 2018	Q3 2017

Operating profit	36,465	38,920	11,813	12,044
Effect of exchange rates	3,392	433	99	995
Operating profit in local currencies	39,857	39,353	11,912	13,039
Operating profit in same period previous year	38,920	37,226	12,044	12,420
% increase/(decrease) in local currencies	2%	6%	(1%)	5%
% increase/(decrease) in reported currencies	(6%)	5%	(2%)	(3%)

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’ less ‘net cash used in investing activities’ excluding net change of marketable securities. A positive free cash flow shows that the Group is able to finance its activities and that external financing is thus not necessary for the Group’s operating activities. Therefore, management believes that this non-IFRS liquidity measure provides useful information to investors in addition to the most directly comparable IFRS financial measure ‘Net cash generated from operating activities’.

Free cash flow

DKK million	9M 2018	9M 2017	Q3 2018	Q3 2017

Net cash generated from operating activities	37,204	35,136	11,619	12,921
Net cash used in investing activities	(7,981)	(3,408)	(2,864)	(1,991)
Net purchase of marketable securities	—	(2,006)	—	—
Free cash flow	29,223	29,722	8,755	10,930

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Company announcement No 83 / 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 1, 2018
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information
Company announcement No 83 / 2018